EXHIBIT 99.1

Osisko Announces the Voting Results From Its Annual Meeting of Shareholders

MONTREAL, May 09, 2024 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) announces that, at the annual meeting of shareholders held on May 9, 2024, each of the 9 nominees listed in the management information circular filed on April 8, 2024 (the “Circular”) with regulatory authorities were elected as directors of the Corporation.   There were 149,592,121 common shares present or represented at the meeting or 80.47% of the 185,904,342 common shares issued and outstanding on March 22, 2024, being the record date for the meeting.

Election of Directors

Based on the proxies received by the Corporation and the votes on a show of hands, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

RESOLUTION No1 Name of Nominees	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) of votes cast WITHHELD
Jason Attew	141,533,719	99.91	130,500	0.09
Joanne Ferstman	132,972,924	93.86	8,691,295	6.14
Edie Hofmeister	130,549,020	92.15	11,115,199	7.85
W. Murray John	128,585,347	90.77	13,078,872	9.23
Robert Krcmarov	139,155,250	98.23	2,508,969	1.77
Pierre Labbé	136,436,250	96.31	5,277,969	3.69
Norman MacDonald	138,168,769	97.53	3,495,450	2.47
Candace MacGibbon	136,535,083	96.38	5,129,136	3.62
David Smith	141,529,055	99.90	135,164	0.10

Appointment and Remuneration of Auditor

Based on the proxies received by the Corporation and the votes on a show of hands, PricewaterhouseCoopers, LLP, Chartered Professional Accountants, was appointed as independent auditor of the Corporation for the ensuing year and the directors are authorized to fix its remuneration, with the following results:

RESOLUTION No2	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) of votes cast WITHHELD
Appointment and Remuneration of Auditor	148,954,957	99.58	629,150	0.42

Approval of the unallocated rights and entitlements under the Employee Share Purchase Plan

Based on the proxies received by the Corporation and the votes on a show of hands with respect to the adoption of an ordinary resolution to approve the unallocated rights and entitlements under the Employee Share Purchase Plan, the results on this matter were as follows:

RESOLUTION No3	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Ordinary Resolution to approve the unallocated rights and entitlements under the Employee Share Purchase Plan	140,450,900	99.14	1,213,316	0.86

Approval of the unallocated rights and entitlements under the Restricted Share Unit Plan

Based on the proxies received by the Corporation and the votes on a show of hands with respect to the adoption of an ordinary resolution to approve the unallocated rights and entitlements under the Restricted Share Unit Plan, the results on this matter were as follows:

RESOLUTION No4	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Ordinary Resolution to approve the unallocated rights and entitlements under the Restricted Share Unit Plan	136,585,378	96.41	5,078,832	3.59

Advisory Resolution on Executive Compensation

Based on the proxies received by the Corporation and the votes on a show of hands with respect to the adoption of an advisory resolution accepting the Corporation’s approach to executive compensation, the results on this matter were as follows:

RESOLUTION No5	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Advisory Resolution on Executive Compensation	134,532,328	94.97	7,131,903	5.03

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 185 royalties, streams and precious metal offtakes, including 19 producing assets. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, one of Canada’s largest gold operations.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 #116 Mobile: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability & Communications Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com